September 27, 2007

F. Jacob Cherian
President and Chief Executive Officer
Millennium India Acquisition Company Inc.
330 East 38th Street, Suite 46C
New York, NY 10016

      Re:	Millennium India Acquisition Company Inc.
      Preliminary Proxy Statement on Schedule 14A
      Filed August 17, 2007
		Form 10-K for Fiscal Year Ended December 31, 2006
		Filed March 30, 2007
		File No. 0-51545
		Correspondence Dated August 29, 2007

Dear Mr. Cherian:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In several places in your Form S-1 (File No. 333-133189), you stated that you formed the company to effect "a merger, capital stock exchange, asset acquisition or other similar transactions with one
or
more businesses that have operations primarily in India." In the prospectus, you also stated that by a "target business" you meant an operating business with primary operating activities in India,"
and
by a "business combination" you meant "the acquisition by [you] of such a target business." Although the prospectus does not define what you mean by an "acquisition," a reasonable investor is likely to understand that term to mean your acquiring of a controlling interest
in one or more target businesses.  Since you are acquiring only
14.9%
equity interest in each of two entities, please disclose throughout the proxy statement, including in a separate risk factor discussion, the potential liabilities in the case you would be subject to litigation alleging that your current transactions of acquiring minority interests are inconsistent with the implicit representation in the disclosure made in your IPO prospectus.
2. In your correspondence dated August 29, 2007, you discuss why you decided to acquire less than 15% of the shares of the target companies. However, despite certain constraints and burdens associated with the acquisition of 15% or more of the shares of a public Indian company, there does not appear to be any prohibition under Indian law for you to acquire the majority shares of an Indian company. Please explain in an appropriate part of the proxy statement why you did not choose to acquire more than 15% of the shares of an Indian company despite the necessary conditions and delays.
3. It appears that the share purchase agreements and the option agreements are closely linked together and that the company`s shareholders need to consider all these agreements for approval. Please provide us copies of the option agreements and append them to the proxy statement. We may have further comment.
4. Since your transactions with the SMC do not constitute an acquisition as the term is generally understood, please substitute this term throughout the document with terms that describe the transactions more accurately, such as "share purchase."
5. Advise us whether or how, if the proposed acquisition of shares is consummated, any future material information, agreements, transactions or financial information of SMC and SAM that would affect the interests of Millennium`s shareholders will be publicly disclosed.
6. We have referred this filing to the Division of Investment Management for review. We will provide you with comments, if any, from the Division of Investment Management as soon as practicable.
7. Please revise the proxy statement to indicate the status of your application for an exemption from the provisions of Section 12(d)(3)
of the 1940 Act.
8. Please consider adding a diagram showing the corporate structure of SMC Group and the other companies to better help the investors understand the transactions.
9. We note that the Form 8-K filed on July 19, 2007 includes a SMC Investment Solutions & Services power point presentation describing the proposed acquisition of a minority equity interest in SMC Group of Company and indicates that the presentation will distributed to the company`s stockholders as well as other interested persons.
We
note that the company has provided forecasted financial results for the next three fiscal years ended March 31for revenue, EBITDA and net income for the SMC Group. We also note that these financial forecasts were also disclosed in the Form 8-K filed on August 2, 2007. It appears that this information maybe material to Millennium`s stockholders. We also note that the noted information does not appear in the proxy statement filed on August 17, 2007. Please advise us whether you believe disclosure is required of the forecasted financial results. Additionally, advise us of the reasonable basis for the noted projections. We may have further comment.


Letter to the Millennium Stockholders
10. Revise your letter to the Millennium Stockholders and your Notice of Special Meeting to address that the company requires an exemption from the provisions of Section 12(d)(3) of the 1940 Act from the Securities and Exchange Commission for the proposed acquisition transactions to be consummated and that there is no assurance that the SEC will grant the requested relief sought.

The Parties, page 2
11. Please name the "various affiliates of the promoters" of SMC and
SAM that are parties to the agreements.


The Relationship between SMC and SAM, page 2
12. Please append the organizational documents of SMC and SAM to the
proxy statement.
13. We note your disclosure that there is a pending implementation of
a holding company structure and that SMC and SAM operate as an
integrated business.    Clarify the current structure of SMC Group
with SMC and SAM. Also please clarify the control relationship of SMC over SAM.


The Acquisition Agreement, page 3
14. You state that Indian law prevents you from initially acquiring greater than 14.9% equity interest in each of SMC and SAM. In your correspondence dated August 29, 2007, you have stated that the Indian regulations require companies buying 15% or more shares of an Indian company to make an open offer to buy an additional 20% of shares from the public shareholders. Please amplify your disclosure to explain, if accurate, that even though this requirement makes a purchase of 15% or more shares in an Indian company a two-step process, you could have acquired greater than 50% shares in an Indian company without Indian laws prohibiting your acquisition of majority control of an Indian company.


Required Vote, page 3
15. Please explain clearly the nature of plurality of votes required by the director election proposal.


Questions and Answers About The Acquisition, page 9
16. Please expand this section to include separate questions-and-answers instructing shareholders on the following matters:

* what if shareholders abstain from voting or fail to instruct their banks, brokerage firms, or nominees;
a. whether shareholders need to send in their stock certificates at present; and

b. whether shareholders may seek statutory appraisal rights with respect to their shares.


Risk Factors, page 11
17. Please represent in the introductory paragraph that you have described all material risks.
18. We note your statement that "the risk factors described below are those significant risk factors, currently known and specific to the
SMC Group, that we believe ... Additional risks not currently know to us or that we now deem immaterial may also harm us and adversely affect your investment in our securities." (Emphasis added). You should not reference risks that are not deemed material. Revise to delete the noted statement.
19. Please revise to present the risks of ownership of the SMC Group`s shares closer to the front of the risk factors section.

20. Currently, the subheadings of several risk factors merely state facts instead of clearly indicating the particular risks under discussion. In addition, the subheadings and narratives of many risk factors refer to generic risks that may "adversely impact" or "adversely affect" your operations. Please revise the risk factor captions and discussions to specifically state the respective risk to the company and/or investors.

21. Please consider adding a risk factor addressing the following risks or advise us why it is not necessary: Whether the laws of India provide protection for minority stockholders and whether minority stockholders have recourse if the stockholders are dissatisfied with the conduct of the affairs of the SMC Group.

Indian financial service providers are dependent on regulatory approval..., page 11
22. Please discuss with more specificity the likelihood of, and reasons for, SMC Group`s licenses being revoked or refused renewal, including the current license for portfolio management services it is awaiting from SEBI.



The Indian financial services sector is subject to government regulations..., page 13
23. Please discuss the specific Indian government regulations in current effect or under review that would affect the business of the
SMC Group.


Foreign currency fluctuations could adversely affect our ability to achieve our business objective, page 13
24. Please quantify the range of currency fluctuations in the past one year to provide investors a more concrete idea of the nature of the risk discussed.


High level of dependence on promoters for financing and management support, page 14
25. Please revise the risk factor caption to identify the specific resulting risk. Please identify the promoters of the SMC Group. Also, describe whether any of them have business interests that are different from those of the SMC Group or whether any of them are known to be withdrawing their support from the SMC Group.


The SMC Group depends on its management team..., page 15
26. If any of the SMC Group`s key personnel intends to retire or otherwise leave the company, please identify the person and disclose when that person plans to leave the SMC Group.


The SMC Group may be accused of infringing the intellectual property and other rights of others..., page 17
27. Please tell us, with a view to disclosure, whether the SMC
Group
is aware of any impending lawsuit against it.


The Company operates on leased premises, page 18
28. Please revise the risk factor caption to identify the specific risks arising from the SMC Group having leased, and not owned, properties. Also, disclose whether the SMC Group has faced real property-related litigation.


The SMC Group`s plans to expand outside of India and is exposed to various risks ..., page 18
29. Revise to indicate the location(s) where the SMC Group plans to expand its offices outside of India.

The SMC Group`s promoters will possess significant influence..., page
19
30. Please identify the individual promoters of each of SMC and SAM.
Also, state the aggregate percentage of shares all these promoters hold in the SMC Group.

Presentation of Financial Information, page 21
31. Please identify the functional currency of SMC Comex.
The Share Acquisition Proposals, page 22

Option to Acquire Global Depositary Receipts, page 22
32. We note your statement that "the terms and condition of any GDS issuance will be agreed on between the parties at a future date." We do not understand your statement. Has the consideration for the share purchase between Millennium India Acquisition Company and the
SMC Group been determined? What are the Millennium shareholders voting on if the terms and conditions of any GDS issuance have not been determined? What total percentage of the equity interest of each of SMC and SAM you will be holding if you acquire the maximum number of GDSs from those entities? What is the maximum consideration you will be paying for the Global Depositary Shares? Please revise to address the terms and conditions of any GDS issuance so the Millennium stockholders may make an informed investment decision. We may have further comments.

Background of the Acquisition, page 23
33. Please discuss in reasonable detail the alternatives to the share
subscription agreements that you considered and which you describe in
your correspondence dated August 29, 2007.
34. Please discuss each meeting in detail.  Describe the substance of
all material discussions.  Wherever possible, identify the
entities
and individuals at each meeting.
35. We note that you entered into non-disclosure agreements with
10
companies.  Please summarize the types of companies and
transactions
you considered and why each of them was ultimately rejected in favor
of the transactions with the SMC Group.
36. Please disclose when you terminated the negotiations with each of
the Indian companies to which you presented draft letters of intent
and which you list on pages 23-24.
37. Please revise to clarify how Samta Jain & Associates assisted in
locating the SMC Group.
38. It appears that the first contact between you and the SMC
Group
occurred indirectly, through Step Two Advisors, on April 23, 2007. Please represent whether it was the first contact regarding the proposed acquisition and disclose whether you or its affiliated parties had any prior connections or prior business contacts with the
SMC Group and its related parties before the stated occasion.
Your
revised disclosure should incorporate contacts, discussions, and other communications regardless of the capacity in which the individuals participated. Clarify whether there is any relationship, affiliation, agreement, or other connection, past and present, between any of your officers, directors, and affiliates, and the officers, directors, and affiliates of the SMC Group. We may have further comments.
39. Please disclose any fees or other consideration you have paid to
Mr. Raju Jain or Step Two Advisors in connection with the transactions with the SMC Group in excess of the finders` fees you discuss on page 30.
40. Please explain the "tag/drag along rights" and the "put
option"
to which you refer while discussing the negotiations on May 8,
2007
on page 25, and also on page 45.
41. Please disclose whether Grant Thornton recommended any specific amount of consideration to your board of directors and whether that specific amount of consideration constituted the only appropriate consideration for the share acquisition.
42. Please revise the discussion to clarify whether, when, and the extent to which the structure and financial terms of the share acquisition changed during the course of the negotiation process with the SMC Group and/or its affiliates.
43. Please clarify the extent to which your directors and officers who have interests in the share acquisition that are different from, or in addition to, the interests of your unaffiliated shareholders, actively participated in the deliberations and negotiations related to the share acquisition agreement. If so, explain if and how the interests of your unaffiliated shareholders were safeguarded.
44. Describe in greater detail Millennium`s meetings with SMC between
May 6, 2007 and May 11, 2007.
45. Discuss the negotiations of the share subscription agreements in greater detail. Clarify how the final consideration to be paid was determined. Discuss whether any valuation of SMC was conducted prior to or during the shares subscription negotiations. Indicate whether any valuation of SMC was presented to the Millennium board of directors prior to their approval of the subscription agreements on
August 6, 2007.  We may have further comments.
46. Clarify whether any third party advisors participated in the negotiations of the share subscription agreements. Identify any third party who advised Millennium during the negotiations of the share subscription agreements.
47. Please clarify when Grant Thornton was retained to assist on the share subscription transaction. Indicate the services performed by
Grant Thornton in connection with the negotiations
48. Any presentations or reports prepared by management, Grant Thornton or other third parties, prior to the boards` determination on August 6, 2007 to approve the transaction, should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions.
Any materials, including reports analyses, projections, talking papers and similar items which were prepared or presented at these meetings should be supplementally provided to the staff. The disclosure should not be conclusory and should provide sufficient information so that the investors may determine whether the proposed share subscription is in their best interests.

Recommendations of the Board of Directors..., page 25
49. It appears that even though you retained Grant Thornton to calculate SMC Group`s fair market value, you did not retain an independent financial advisor to determine whether the terms of the share purchase transactions were fair to your unaffiliated shareholders from a financial point of view. Therefore, it appears that your board of directors did not utilize a fairness opinion as additional evidence of its informed business judgment. Please address whether your board of directors determined that the share purchase transactions were fair from a financial point of view. Please also explain in this section how your board of directors has thereby fulfilled its fiduciary obligations to your unaffiliated shareholders.
50. The recommendation of the board of directors should be substantially revised and expanded to provide a reasonably detailed discussion of the basis for the recommendation and an analysis of the factors considered and conclusions reached.
51. Please represent that you have disclosed all material factors, both positive and negative, that your board of directors considered in reaching its determination that the share acquisition is in the best interests of your company and its shareholders.
52. Please disclose whether your board of directors considered as a potentially negative factor the risk that a considerable number of your current shareholders may vote against the share purchase transactions and demand to redeem their shares for cash upon consummation of the transactions, thereby substantially depleting the amount of cash available to you following the transactions.
53. Please revise to provide a separate section addressing the board of directors` previous experience in performing due diligence and the board of directors` qualifications in valuing companies or advise us why the disclosure is not necessary.
54. Explain why Millennium`s board of directors decided that it was not necessary to obtain a fairness opinion regarding the share subscription transactions with SMC Group.
55. Please provide a detailed analysis as to the valuation determined by Millennium`s board regarding SMC Group. We may have further comment.

Valuation Analysis, page 27
56. You state that the fair market value of the equity interest you propose to acquire in the SMC Group was calculated at $83.14 million, or 198% of your net assets as of June 30, 2007. However, it appears you are acquiring those shares for approximately $40.57 million. Please explain how the $40.57 million consideration was determined.
Advise us why the SMC Group would sell you securities with a fair market value of $83.14 million for only $40.57 million. We may have further comment.
57. Please append Grant Thornton`s valuation analysis to the proxy statement as a reasonable shareholder would consider the analysis in its entirety to be material in assessing whether the equity interest you are acquiring in the SMC Group represents at least 80% of your net assets. Provide us with a copy of the same with your response letter.
58. Please provide us with copies of all material non-public information, including board books, projections, and forecasts used in the valuations, as well as any other materials exchanged among and relied upon by all concerned parties, whether or not independently compiled or examined by auditors. Also, provide us with any supplementary analyses, reports, presentations, or similar materials prepared for or by Grant Thornton in connection with rendering the valuation analysis.
59. Please list the factors considered and the materials reviewed by
Grant Thornton in preparation of the valuation analysis.
60. Please disclose the bases of the key assumptions underlying
Grant
Thornton`s analysis. Also, with respect to the financial information and projections utilized, disclose whether Grant Thornton made or obtained any evaluations or appraisals of SMC`s, SAM`s, or your assets and liabilities, contingent or otherwise.
61. Please include a detailed discussion of each of the valuation methods used by Grant Thornton. For example, if applicable, for the discounted cash flow analysis, provide the range of discount rates and the range of implied equity values used. Also, for the comparable company analysis, provide the market capitalization, total enterprise value, and any other trading multiples considered for each of the compared entities. Moreover, for the comparable transaction analysis, provide the range of the total transaction values, and the multiples of total enterprise value considered. These examples are not exhaustive. You need to provide a complete material summary of each valuation method utilized by Grant Thornton.
62. Please discuss the rationale behind Grant Thornton`s use of the particular differential weighted average approach to arrive at the average valuation of the SMC Group at $558 million.
63. Please disclose the fees you have paid Grant Thornton in connection with the preparation of the valuation analysis. Also, disclose whether you will reimburse Grant Thornton for any reasonable out-of-pocket expense, including attorney fees, in connection with, and indemnify Grant Thornton for certain liabilities that may arise out of, the preparation and rendering of the valuation analysis. Finally, disclose whether Grant Thornton owns any beneficial interest in your company or in either of SMC or SAM, and whether it has provided any of these parties with any other services.


Interests of Certain Persons in the Acquisition, page 29
64. We note that certain of your officers and directors may have "interests in the merger that are different from, or in addition to,"
the interests of your shareholders generally, which "include, among
other things" matters described in this sub-section.  Please advise
us that you have discussed all such interests as required by Item
5
of Schedule 14A, or revise accordingly.
65. Please disclose whether any of the officers and directors has purchased any common stock or warrants in the post-IPO market.
66. You state that if the share acquisition is not consummated, the shares held by your initial stockholders will become worthless. However, additional disclosure is warranted so that investors may better understand the conflict addressed. Accordingly, please disclose the expected gains to management in the event that the share acquisition is approved.


Estimated Fees and Expenses, page 30
67. Please disclose the aggregate dollar amount of costs associated with the share acquisition that you expect to incur, and provide the cost to date.


Finders, page 30
68. Please state the specific nature of the assistance rendered to you by each of Samta Jain & Associates and Step Two Corporation, and the number of shares of your common stock each is entitled to receive as consideration.


Conversion Rights, page 30
69. Please clarify the amount of funds from the trust that may be converted at maximum conversion.
70. Please clarify whether non-votes, broker non-votes, and abstentions will prevent your shareholders from exercising their conversion rights.
71. We note your statement that "in order properly to demand conversion, you must send a notice in writing addressed to the Secretary of the corporation ... the notice must be sent at least
__
business days prior to the special meeting." Later in your proxy statement you state that "a stockholder must also affirmatively exercise those conversion rights at or prior to the time the acquisition proposals are voted on by the stockholders." We note that your Form S-1 stated "At the time we seek stockholder approval of any business combination, we will offer each stockholder ... the right to have such shares of common stock converted to cash if the stockholder votes against the business combination and the business combination is approved and completed ... A stockholder must also affirmatively exercise such conversion rights at or prior to the time the business combination is voted upon by the stockholders." Revise to reconcile your statements and, if applicable, advise us how the requirement to send notice at least __ business days prior to the special meeting complies with the disclosure noted in the Form S-1.
We may have further comment.
72. We note your requirement for conversion that "you tender your stock certificate (either physically or electronically) to our transfer agent within the period specified in a notice you will receive from us, which period will be not less than 20 days from the date of the notice." Please advise us of the time frame concerning the notice you will send your stockholders regarding tendering their stock certificates. We may have further comment.


Liquidation if no Business Combination, page 31
73. Please disclose the dollar amount of the proceeds held outside of the trust you have spent and the dollar value of the proceeds held outside of the trust that remain available for an additional search of a target for a business combination.
74. Please disclose the dollar amount of your outstanding payment obligations to vendors and/or creditors to the extent currently known, and describe their rights. Also, disclose whether you have the ability to fund these obligations independent from the trust account. Update your disclosure regarding the status of obtaining waivers of claims from vendors and creditors. If you have not obtained waivers, name the creditors and the amounts specifically owed to each of them. Finally, explain how these third parties would be paid in the event of your liquidation.
75. Please revise to indicate the status of any efforts to seek waivers from third parties that have not provided waivers. Disclose whether you anticipate receiving waivers from them.
76. Please revise to briefly clarify that any liquidation and dissolution, which would be executed pursuant to Delaware law, would cause a delay in the distribution of proceeds.
The Special Meeting, page 35

How You Can Vote Your Shares, page 37
77. We note that proxies "may be solicited by mail, telephone or in person." Please confirm to us that the information provided to shareholders in the referenced manner will be consistent with the written proxy statement and proxy card.


Proxy Solicitation, page 38
78. We note that proxies may be solicited by mail or by telephone or in person. Please note you must file any scripts, outlines, instructions or other written materials you will furnish to individuals soliciting proxies. You must also file materials furnished to assist in the answering of stockholder inquiries. Refer to Rule 14a-6(c) of Regulation 14A.

Millennium`s Initial Stockholders, page 38
79. It appears that while your officers and directors are required to vote along with the majority in approving the share acquisition proposal, they may have greater discretion in voting with respect to the warrant proposal and the director election proposal. Please clarify how officers and directors intend to vote on all proposals.
80. Please clarify whether any of the 15.2% of the outstanding shares owned by your directors and officers was purchased in the aftermarket. If so, disclose the number and percentage of shares so owned and, if known, how their holders will vote their shares.
81. Please state whether insiders anticipate making purchases in the aftermarket, and disclose whether such shares would be voted in favor of the share acquisition proposal. Also, disclose the factors that would be considered by the insiders in determining to make these purchases and in determining the amount of such purchases, including any factors relating to the anticipated approval or disapproval of the share acquisition by your unaffiliated shareholders.

The Share Subscription Agreements..., page 39
82. Revise the first paragraph to indicate that the discussion in the proxy addresses all of the material terms of the subscription agreements and the shareholder agreements.


Ranking of Shares, page 39
83. Please revise to explain the phrase "pari passu"


Representations and Warranties, page 39
84. We note your statement that "the SAM share subscription agreement contains representations and warranties that are substantially identical to the ones contained in the SMC share subscription agreement." Please revise to address any material differences in the representations and warranties or indicate there are no material differences.


Covenants, page 41
85. We note your statement that "the SAM share subscription
agreement
contains covenants that are substantially identical to those in the
SMC share subscription agreement ...."  Please revise to address any
material difference in the covenants or indicate there are no material differences.


Conditions to Closing, page 42
86. We note your disclosure stating that the consummation of the share acquisition transactions is subject to the satisfaction or waiver of a number of conditions. Please be aware that we generally believe that re-solicitation of shareholder votes is required when companies waive material conditions to a transaction, and that you should add disclosure to this effect.
87. In addition, in this subsection and throughout the document, please identify which conditions to completion of the transactions that may be waived by you and which of those waivable conditions you may consider waiving. If you do not intend to re-solicit proxies in the event of waiver of material conditions, disclose the associated risks.
88. Please identify the conditions to the consummation of the transactions that have been satisfied so far, and update the status of others, as appropriate.
89. Please discuss whether there is any material uncertainty as to any of the conditions to the closing of the share acquisition.


Exclusivity, page 43
90. Please disclose whether you will incur any penalties if you choose not to proceed with the share purchase agreements despite the non-occurrence of certain pre-conditions to termination that are listed on page 44.

Composition of the Board, page 44
91. Please disclose the voting rights of the non-executive director appointed by you on the board of SMC. Also, tell us why you may not appoint a similar director on the board of SAM.

Election of Directors, page 48
92. Please ensure that you have provided the months and years to account for the business experience of each of your future directors and officers for the entire duration of the past five years as required by Item 401(e) of Regulation S-K. In addition, please provide the same information for each of the individuals listed as executive officers and directors of SMC and SAM on pages 92-94.


Industry of the SMC Group, page 51
93. Please provide support to substantiating your claim that in choosing their financial advisor, many Indian customers prefer the "one-stop shopping" concept.






Business of the SMC Group, page 56

SMC`s Strengths, page 57
94. As this sub-section should not selectively extol the SMC
Group`s
competitive strength, please balance the current disclosure by a similar disclosure on the competitive weaknesses of the SMC Group in the Indian financial market.

Competition, page 61
95. Please discuss briefly the SMC Group`s general strategy to compete successfully against its competitors. In addition, disclose the SMC Group`s share of the market in which it operates.


Selected Financial Information of the SMC Group, page 71
96. Please revise to present selected financial data for each of the latest five fiscal years as required by Item 301 of Regulation S-
K.


Management`s Discussion and Analysis...of the SMC Group, page 73
97. The Management`s Discussion and Analysis ("MD&A") section is one
of the most critical aspects of your disclosure. As such, please revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views
as most critical to the SMC Group`s future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. Refer to SEC Release No. 33-8350 (December 19, 2003). This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events
and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.
98. Where you describe more than one business reason for a significant change between periods in key financial data or indicators, please quantify the incremental impact of each individual business reason, to the extent material, on the overall change.
For
example, in your discussion for the fiscal year ended March 31,
2007
as compared to the fiscal year ended March 31, 2006, where you discuss the increase in commission revenue on page 77, you should quantify the two causative factors to which you refer. Please provide similar quantified information in your discussion of changes in operating results in all other cases where you attribute the changes to more than one factor.


Management`s Discussion and Analysis...of Millennium, page 90
99. Please note that Item 303(a)(3)(ii) of Regulation S-K requires, as applicable, a discussion of any known trends or uncertainties that you expect to materially affect your business or operations. Please expand this section to discuss in reasonable detail any known trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way when you acquire the minority interests of two Indian financial companies. In addition, discuss in reasonable detail (i) the economic or industry-wide factors relevant to you and your intention of acquiring the minority interests of the Indian financial companies; (ii) the material opportunities, challenges, and risks in the short and long term; and (iii) the actions you are taking and will take to address them.
100. Please address the amounts expended from the proceeds not held in trust following the initial public offering and the current proceeds available. Discuss any impact of the amount of available cash on your business. Also, confirm whether you have any current plans to raise additional funds for the purposes of completing the transactions. Finally, confirm whether your auditors have been paid for their services and whether any balances payable to them are owed.

Beneficial Ownership of Millennium`s Securities, page 96
101. In the beneficial ownership table, please consider providing varying percentages of post-merger ownership based on the event that
0% and 19.99% of shareholders elect to exercise their conversion rights.
102. We note that you have not included the common stock issuable upon exercise of warrants owned by several persons in this section in disclosing their beneficial ownership.  Please quantify in
footnote
disclosure the amounts that would be beneficially owned assuming approval and consummation of the transaction. Alternatively, advise
us how such warrants are not exercisable within 60 days   from the
date of the proxy statement.
103. Please identify the natural persons who exercise voting and investment control over the securities held of record by each of Fir
Tree, Inc... See interpretation 4S of the Manual of Publicly Available Telephone Interpretations (March 1999 supplement).
104. Please describe the nature of any affiliation or business relationship between Millennium India and Millennium Management LLC, of which Israel Englander is the managing member.

Price Range of Millennium`s Securities, page 98
105. Please provide the price information as of the latest practicable date. Also, provide the price as of the date immediately prior to the public announcement of the proposed share acquisition.


Financial Statements, page F-1
106. Please refer to the guidance in Item 8.A.5 of Form 20-F with respect to updating the financial statements of both SMC and SAM and the guidance in Rule 3-12 of Regulation S-X with respect to updating the financial statements of the registrant. We note that financial results for the SMC Group`s fiscal quarter ended June 30, 2007 were included in a Form 8-K filed on August 2, 2007. Accordingly, we believe that the financial statements for SMC and SAM should be updated to include information for this period, and should continue to be updated as additional information is made publicly available.
107. We note that SMC Global Securities` share of the earnings of equity investments comprised approximately 28% of its income from continuing operations before taxes for the year ended March 31, 2007.
Based on your disclosures in Note 10, it appears that these earnings are attributable to a single equity investment in SMC Comtrade. Accordingly, it appears that separate audited financial statements for SMC Comtrade are required to be provided in accordance with Rule
3-09 of Regulation S-X. Please advise and revise the filing as appropriate.

Pro Forma Financial Statements
108. Please revise to provide pro forma financial statements and related disclosures in accordance with Article 11 of Regulation S-X, giving effect to the transactions for which shareholder approval is requested. Please ensure that the issuance of the 450,000 shares of your common stock as finders` fees as disclosed on page 30 is reflected in the pro forma financial statements.

109. Please provide detailed disclosure regarding the basis of presentation of the pro forma financial statements, including the factors that you evaluated in determining whether the proposed acquisition should reflect your proposed registration as an investment company, or alternatively, whether the proposed transaction should be reflected as a cost basis investment or equity method investment. We note your disclosure that you will become an investment company upon the consummation of the proposed transaction.
Based on your disclosures on page 18, it appears that the proposed transaction cannot be consummated unless you become registered as an investment company, and are able to obtain an exemptive order from the provisions of Section 12(d)(3) of the Exchange Act. If this is the case, it would appear that the pro forma income statement(s) should be presented as if you were an investment company as of the beginning of each period presented. Please advise and revise your disclosures as appropriate.

SMC Global Securities Limited
Statements of Cash Flows, page F-6
110. We note your presentation of net changes in overdraft facilities and long term debt balances. Please tell us why you believe that the net presentation of such changes is appropriate in accordance with paragraphs 13 and 31 of SFAS 95, and revise your disclosures as appropriate. This comment also applies to the financial statements of SAM Global on page F-33.

Summary of Significant Accounting Policies
Foreign Currency and Convenience Translation, page F-9
111. Please revise to present the convenience translation columns of
your financial statements on an audited basis, as required by the first paragraph of the Introductory Note to Article 3 of Regulation
S-X.   This comment also applies to the financial statements of
SAM
Global. Also, please revise your related disclosures beginning on page 71.

Note 23 - Segment, page F-25
112. We note your disclosure that you operate in a single segment. Please reconcile this disclosure with your disclosures regarding performance by division on page 79. Tell us whether discrete financial information is provided to your Chief Operating Decision Maker regarding performance by division, and if so, why you believe that the criteria for aggregation in paragraph 17 of SFAS 131 are met. Revise your disclosures as appropriate. This comment also applies to the financial statements of SAM Global on page F-49.

Millennium India Acquisition Company, Inc.
Balance Sheets, page F-65
113. Please delete the heading for "Part I - Financial
Information"
on page F-65.




Form 8-K filed July 19, 2007
Exhibit 99.2

114. Please revise pages 12 and 22 of your presentation to explain your assumptions and calculations of revenue, EBITDA, and net profit.
We note that the amounts presented do not appear to agree to the audited financial statements. In addition, explain how management uses the measure of EBITDA to evaluate and manage its business.

Form 8-K filed August 2, 2007
Exhibit 99.1

115. Please explain how you considered the requirements of Regulation
G and Item 10(e) of Regulation S-K, as applicable, with respect to your disclosures regarding EBITDA. Revise your disclosures as appropriate.


Proxy Card
116. You state in several places in the proxy statement that you may postpone or adjourn the special meeting. Please note that discretionary authority is unavailable when a procedural action is taken with respect to a substantive matter for which a proxy is solicited. See Proxy Rule 14a-4. The adjournment of a meeting to solicit additional proxies does not constitute a matter incidental to the conduct of the meeting. Consequently, the use of discretionary voting authority to vote on adjournment of the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. Please revise the disclosure and provide a separate voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of adjournment of the meeting for the solicitation of additional proxies.



* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Maureen Bauer, Staff Accountant, at (202)
551-
3237 or , at (202) 551-  if you have questions regarding comments on
the financial statements and related matters.  Please contact
Pradip
Bhaumik, Attorney-Advisor, at (202) 551-3333 or  David Link at
(202)
551-3356 with any other questions.

      					Sincerely,



      					John Reynolds
      					Assistant Director

cc.	Ira I. Roxland, Esq.
	Sonnenschein Nath & Rosenthal LLP
	Fax:  (212) 768-6800

F. Jacob Cherian, President and Chief Executive Officer
Millennium India Acquisition Company Inc.
September 27, 2007
Page 21